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Exhibit 99.2

FORM 27

Securities Act

MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.     Reporting Issuer

        The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation incorporated under the laws of the Province of Ontario and having its registered office located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

2.     Date of Material Change

        The material change occurred on July 7 and 8, 2003.

3.     Press Release

        On July 7, 2003 at approximately 11:30 p.m., a Press Release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to The New York Stock Exchange and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks. A webcast conference call, including a live video presentation, followed on July 8, 2003 at 9:00 a.m. (EDT).

        All numbers in the Press Release were in U.S. dollars.

4.     Summary of Material Change

        On July 7, 2003 the Corporation issued a Press Release in which it announced that, subject to shareholders' approval, it proposes to spin-off to its shareholders 100% of MI Developments Inc. ("MID"), which would operate as a new publicly-traded company and own substantially all of the Corporation's automotive real estate in addition to all of the Corporation's shareholdings in Magna Entertainment Corp. ("MEC"). The Corporation's Board of Directors determined on July 7, 2002, based on a report and the unanimous recommendation of a Special Committee of independent directors and fairness opinions of independent financial advisors, that the spin-off of MID is in the best interests of the Corporation and its shareholders and unanimously recommended to the holders of the Corporation's Class A Subordinate Voting Shares and Class B Shares that they vote in favour of the special resolution approving the spin-off at a special meeting of the Corporation's shareholders to be held in Toronto, Ontario on August 19, 2003. The special resolution will require a two-thirds majority of the votes cast by each of the Corporation's Class A Subordinate Voting Shares and Class B Shares. In the spin-off, the Corporation's shareholders would receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares held as of the close of business on the record date for these distributions, which is expected to be August 29, 2003. The share capital of MID following the spin-off would mirror that of the Corporation, with holders of MID Class A Subordinate Voting Shares entitled to one vote per share and holders of MID Class B Shares entitled to 500 votes per share.

5.     Full Description of Material Change

        On July 7, 2003 the Corporation issued a Press Release in which it announced that, subject to shareholders' approval, it proposes to spin-off to its shareholders 100% of MID, which would operate as a new publicly-traded company and own substantially all of the Corporation's automotive real estate in addition to all of the Corporation's shareholdings in MEC.

        The Board of Directors of the Corporation determined on July 7, 2003 that the spin-off of MID is in the best interests of the Corporation and its shareholders and is unanimously recommending to the holders of the Corporation's Class A Subordinate Voting Shares and Class B Shares that they vote in favour of a special resolution relating to the spin-off. In making this determination, the Board relied on a report and unanimous recommendation of a Special Committee of independent directors, as well as fairness opinions from CIBC World Markets Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated, the independent financial advisors which were retained by the Special Committee. Both financial advisors concluded that the spin-off of MID is fair, from a financial point-of-view, to holders of the Corporation's Class A Subordinate Voting Shares and Class B Shares, with each class being considered separately.

        A special meeting of shareholders of the Corporation will be held in Toronto on August 19, 2003 to consider the special resolution. The special resolution will require the approval of a two-thirds majority of the votes cast by each of the Corporation's Class A Subordinate Voting Shares and Class B Shares, with each class voting separately, as well as of a two-thirds majority of the votes cast by the Corporation's Class A Subordinate Voting Shares and Class B Shares combined.

        MID's real estate business will include real estate assets with an aggregate net book value of approximately $1.1 billion as at March 31, 2003. These assets consist of 106 income-producing properties, having a net book value of approximately $978 million and a total leasable area of approximately 24 million square feet. Virtually all of the properties are occupied by the Corporation or its subsidiaries under long term leases. April 2003 annualized lease payments for the portfolio total approximately $110 million. Real estate assets with a book value of approximately $268 million will remain with the Corporation, primarily by its publicly-traded subsidiaries.

        The share capital of MID following the spin-off would mirror that of the Corporation, in order to preserve in MID the relative ownership and voting rights of the Corporation's shareholders, with holders of MID Class A Subordinate Voting Shares entitled to one vote per share and holders of MID Class B Shares entitled to 500 votes per share. A coattail provision would give MID Class A Subordinate Voting shareholders protection in the event of a change of control transaction. In the spin-off, the Corporation's shareholders would receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares held as of the close of business on the record date for these distributions, which is expected to be August 29, 2003. The spin-off of MID as a separate publicly-traded company will be effected by way of a return of capital to Magna shareholders. For most Canadian shareholders the spin-off will not be subject to income tax. For U.S. shareholders the transaction should qualify as a tax-free distribution. MID has applied to list its Class A Subordinate Voting Shares on both the Toronto Stock Exchange and the New York Stock Exchange and its Class B Shares on the Toronto Stock Exchange.

        Based on the Corporation's pro-forma balance sheet as at March 31, 2003, the spin-off would reduce the Corporation's real estate assets by approximately $1.8 billion and shareholders' equity by approximately $1.5 billion. Based on the Corporation's pro-forma statement of income for the twelve months ended March 31, 2003, the Corporation's EBITDA (earnings before interest, taxes, depreciation and amortization), excluding impairment charges, will be reduced by $87 million to $1.362 billion as MID's and MEC's EBITDA would not be included in the Corporation's consolidated earnings. For the twelve months ended March 31, 2003, the Corporation's pro-forma net income from operations, excluding impairment charges, will be reduced by $32 million and diluted earnings per share from operations, excluding impairment charges will be reduced by $0.36 per share. In the event the spin-off is completed, the Corporation expects diluted earnings per share from operations to be reduced by approximately $0.15 for the period from the record date for the distribution, which is expected to be August 29, 2003, to December 31, 2003. On a pro-forma basis as at March 31, 2003, the Corporation's cash balance would be approximately $1.4 billion and debt to total capitalization would be approximately 11%. A reconciliation of Canadian GAAP to non-GAAP measures was attached to the Press Release as Schedule A.

        The Corporation's Management Information Circular / Proxy Statement for the special meeting of shareholders, together with a preliminary prospectus for MID, pro forma financial information for the Corporation, the special resolution and the fairness opinions, are expected to be mailed to the Corporation's shareholders on July 9, 2003. The Management Information Circular/Proxy Statement and MID preliminary prospectus were filed on SEDAR on July 8, 2003.

        A copy of the Press Release issued on July 7, 2003 is attached.

6.     Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Senior Officers

        For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.

9.     Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 8th day of July, 2003.

/s/ J. BRIAN COLBURN J. Brian Colburn Executive Vice-President, Special Projects and Secretary

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

Magna International Inc. will host a webcast conference call, including a live video presentation, on July 8, 2003 at 9:00 a.m. (EDT). To access the webcast, please visit www.magna.com. Management will also hold additional conference calls following the 9:00 a.m. (EDT) webcast. Please refer to the conference call information at the end of this press release.

MAGNA ANNOUNCES PROPOSAL TO SPIN OFF
REAL ESTATE BUSINESS AND
MEC INVESTMENT TO ITS SHAREHOLDERS,
AS WELL AS REVISED SECOND QUARTER OUTLOOK
(All amounts below are in U.S. dollars)

July 7, 2003, Aurora, Ontario, Canada......Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today announced that, subject to shareholders' approval, it proposes to spin off to its shareholders 100% of MI Developments Inc. ("MID"). Magna also revised upwards its expectations for diluted earnings per share for the second quarter of 2003.

MID, which would operate as a new publicly-traded company, will own substantially all of Magna's automotive real estate in addition to all of Magna's shareholdings in Magna Entertainment Corp. ("MEC"). MID's real estate business will include real estate assets with an aggregate net book value of approximately $1.1 billion as at    March 31, 2003. MID's income-producing property portfolio has a net book value of $978 million and consists of 106 properties with a total leasable area of approximately 24 million square feet. Virtually all the properties are occupied by Magna and its operating subsidiaries under long-term leases. April 2003 annualized lease payments for the portfolio total approximately $110 million dollars.

MEC, North America's number one owner and operator of horse racetracks, based on revenues, acquires, develops and operates horse racetracks and pari-mutuel wagering operations, including off-track betting facilities. Additionally, MEC owns and operates XpressBet™, a national Internet and telephone account wagering system, and HorseRacing TV™, a 24-hour horse racing television network.

BENEFITS TO MAGNA SHAREHOLDERS

The proposed spin-off of MID is expected to enhance shareholder value by:

Unlocking Value.    Magna management believes that the value of Magna's real estate business and investment in MEC are not fully reflected in Magna's share price. By distributing these assets to Magna shareholders in the form of publicly-traded MID shares, Magna management expects to unlock the unrecognized value of these assets and place it directly into the hands of Magna shareholders.

Improving Magna's Returns.    Separating the lower-return MID and MEC assets from Magna's core automotive holdings is expected to increase Magna's return on assets and return on shareholders' equity.

Simplifying the Valuation of Magna.    With the spin-off of MID, including Magna's investment in MEC, management expects Magna to enjoy a valuation more reflective of its strong automotive operating and financial performance.

Other expected benefits of the spin-off include:

Exploiting MID's Real Estate Experience.    The spin-off of MID is expected to immediately create the fourth largest publicly-held commercial real estate company in Canada by equity capitalization, with the ability to build on its significant expertise and relationships.

Traditional Spin-Off Benefits.    MID will be positioned to achieve the type of benefits generally enjoyed by Magna's previous spin-offs, such as further motivating management and employees to grow their business profitably and enhancing their focus on shareholder value, as well as increasing MID's access to capital through the public markets.

Belinda Stronach, Magna's President and Chief Executive Officer stated: "We believe the proposed spin-off of MID creates value for our shareholders, as the combined value of Magna and MID after the spin-off is expected to exceed Magna's current trading value. Magna will continue to have a strong balance sheet and to be well positioned to grow its business".

The spin-off of MID is subject to the approval of Magna shareholders. This will require a two-thirds majority of the votes cast by each of the Magna Class A Subordinate Voting Shares and Magna Class B Shares at a special meeting of shareholders to be held in Toronto on August 19, 2003.

After careful consideration, Magna's Board of Directors has determined that the spin-off of MID is in the best interests of Magna and its shareholders and is unanimously recommending to the holders of Magna Class A Subordinate Voting Shares and Magna Class B Shares that they vote in favour of the special resolution relating to the spin-off. In making this determination, the Board relied on a report and unanimous recommendation of a Special Committee of independent directors, as well as fairness opinions from the independent financial advisors retained by the Special Committee, CIBC World Markets Inc. and Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Both advisors concluded that the spin-off is fair, from a financial point of view, to holders of Magna Class A Subordinate Voting Shares and Magna Class B Shares, with each class being considered separately.

Frank Stronach will be the Chairman of MID. Werner Czernohorsky will be Deputy Chairman of MID and President of MID's Construction Group. Mr. Czernohorsky has 30 years of operational and management experience with Magna and has headed Magna's development and construction activities for the past several years. William Biggar, currently an Executive Vice-President of Magna, will become MID's President and Chief Executive Officer. Mr. Biggar has substantial real estate experience, having been a senior executive with Cambridge Shopping Centres and Trizec Canada.

FINANCIAL IMPACT OF THE PROPOSED SPIN-OFF ON MAGNA

Pro-forma amounts discussed below assume that Magna completed the spin-off of MID as of March 31, 2003 for the balance sheet and as of January 1, 2002 for the statements of income. For further information on the pro-forma assumptions and adjustments, please refer to Magna's Management Information Circular/Proxy Statement in respect of the special meeting to approve the spin-off, which will be mailed to shareholders this week.

Balance Sheet

Based on Magna's pro-forma balance sheet as at March 31, 2003, the spin-off of MID would reduce Magna's real estate assets by approximately $1.8 billion and Magna's shareholders' equity by approximately $1.5 billion. Real estate assets with a book value of approximately $268 million would remain within Magna, primarily held by Magna's publicly-traded subsidiaries.

After the transaction, Magna is expected to continue to have one of the strongest balance sheets in the automotive industry. On a pro-forma basis as at March 31, 2003, Magna's cash balance and debt to total capitalization would be approximately $1.4 billion and 11%, respectively.

Statement of Income

Based on Magna's pro-forma statement of income for the twelve months ended March 31, 2003, Magna's earnings before interest, taxes, depreciation and amortization, excluding impairment charges ("EBITDA" — see Appendix A attached) would be reduced by $87 million, from $1.449 billion to $1.362 billion, as MID's and MEC's EBITDA would not be included in Magna's consolidated earnings.

Magna's pro-forma net income from operations, excluding impairment charges (see Appendix A) and diluted earnings per share from operations, excluding impairment charges (see Appendix A) for the twelve months ended March 31, 2003 would be reduced by $32 million and $0.36 per share, respectively.

Financial Return Measures

Magna's pro-forma return on funds employed, excluding impairment charges, for the twelve months ended March 31, 2003 would increase from 17.9% to 25.6%. Pro-forma return on shareholders' equity, excluding Other income and impairment charges, for the twelve months ended March 31, 2003 would increase from 11.6% to 14.7%.

2003 Outlook

Assuming completion of the transaction, Magna expects diluted earnings per share from operations (see Appendix A) to be reduced by approximately $0.15 for the period from the record date for these distributions to December 31, 2003.

DETAILS OF THE PROPOSED SPIN-OFF

The share capital of MID following the spin-off would mirror that of Magna, in order to preserve in MID the relative ownership and voting rights of Magna shareholders, with holders of MID Class A Subordinate Voting Shares entitled to one vote per share and holders of MID Class B Shares entitled to 500 votes per share. A coattail provision would give MID Class A Subordinate Voting shareholders protection in the event of a change of control transaction.

In the spin-off, Magna shareholders would receive one MID Class A Subordinate Voting Share for every two Magna Class A Subordinate Voting Shares and one MID Class B Share for every two Magna Class B Shares held as of the close of business on the record date for these distributions, which is expected to be August 29, 2003.

The spin-off of MID as a separate publicly-traded company will be effected by way of a return of capital to Magna shareholders. For most Canadian shareholders the spin-off will not be subject to income tax. For U.S. shareholders the transaction should qualify as a tax-free distribution. For further information concerning the income tax implications of the transaction, please refer to Magna's Management Information Circular/Proxy Statement for the special meeting of shareholders to approve the spin-off and the accompanying Preliminary Prospectus of MID, both of which will be mailed to Magna shareholders this week. Copies of the Management Information Circular/Proxy Statement and the Preliminary Prospectus of MID will also be available on Magna's website at www.magna.com and on SEDAR at www.sedar.com.

The MID Class A Subordinate Voting Shares are expected to be listed on both the Toronto and New York Stock exchanges. The MID Class B Shares are expected to be listed on the Toronto Stock Exchange.

If you have any questions regarding the spin-off or the special meeting, please call 1-877-MID-VOTE                         (1-877-643-8683).

REVISED SECOND QUARTER 2003 OUTLOOK

Magna revised upwards its expectations for diluted earnings per share for the second quarter of 2003. The Company now expects diluted earnings per share for the second quarter of 2003 to be at the high end or to exceed the range of $1.50 to $1.70 previously disclosed in its press release dated May 8, 2003.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has approximately 72,000 employees in 202 manufacturing operations and 45 product development and engineering centres in 22 countries.

Magna will host three separate webcast conference calls on Tuesday, July 8, 2003. To access the webcasts, please visit www.magna.com.

  •
  At 9:00 a.m. (EDT), Magna will host a conference call, including a live video presentation, for Magna shareholders and analysts. The number to use for this call is 1-800-298-3006. The number for overseas callers is 1-416-641-6655.

  •
  At Noon (EDT), MID will hold a conference call, including a live video presentation, for real estate analysts and investors. The number to use for this call is 1-800-440-1782. The number for overseas callers is 1-416-641-6668.

  •
  At 1:30 p.m. (EDT), Magna will hold a conference call for the media, consisting of a question and answer period. The number to use for this call is 1-800-404-8949. The number for overseas callers is 1-416-641-6688.

Magna shareholders are welcome to listen to all conference calls. Rebroadcast information on these conference calls will be available on Magna's website.

For further information, please contact Vincent Galifi or Louis Tonelli at 905-726-7100. For teleconferencing questions, please call 905-726-7103.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; increases in raw materials prices; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; the impact of environmental regulations; and other factors as set out in the

Company's Annual Information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

APPENDIX A
Non-GAAP Measures
(U.S. dollars in millions, except per share figures)

The Company measures and presents (i) diluted earnings per share from operations, excluding impairment charges, (ii) net income from operations, excluding impairment charges, and (iii) operating income, earnings before interest and taxes ["EBIT"] and earnings before interest, taxes and depreciation and amortization ["EBITDA"], excluding impairment charges, because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, these measures do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

The above non-GAAP measures are based on information prepared in accordance with Canadian generally accepted accounting principles as follows:

	HISTORICAL				PRO FORMA
		Three months ended Mar. 31,				Three months ended Mar. 31,
	Twelve months ended Mar. 31, 2003			Year ended Dec. 31, 2002	Twelve months ended Mar. 31, 2003			Year ended Dec. 31, 2002
		2003	2002			2003	2002
	(All amounts in U.S. dollars and all tabular amounts in millions unless otherwise stated)
Diluted EPS from operations, excluding impairment charges
Diluted EPS as reported	$5.83	$1.65	$1.65	$5.82	$5.67	$1.45	$1.39	$5.62
Add back (deduct):
Impairment charges
Automotive	0.29	—	—	0.29	0.29	—	—	0.29
MEC	0.08	—	—	0.08	—	—	—	—
Other income
Automotive	(0.17)	—	—	(0.17)	(0.17)	—	—	(0.17)
MEC	0.12	—	—	0.12	—	—	—	—

Diluted EPS from operations, excluding impairment charges	$6.15	$1.65	$1.65	$6.14	$5.79	$1.45	$1.39	$5.74

Diluted shares outstanding (in millions)	93.3	95.8	90.6	92.0	93.3	95.8	90.6	92.0

Net income from operations, excluding impairment charges
Net income as reported	$563	$162	$153	$554	$549	$143	$130	$536
Add back (deduct):
Impairment charges
Gross charge
Automotive	36	—	—	36	36	—	—	36
MEC	18	—	—	18	—	—	—	—
Income tax impact
Automotive	(2)	—	—	(2)	(2)	—	—	(2)
MEC	(7)	—	—	(7)	—	—	—	—
Minority interest impact
Automotive	(7)	—	—	(7)	(7)	—	—	(7)
MEC	(4)	—	—	(4)	—	—	—	—
Other income
Automotive	(15)	—	—	(15)	(15)	—	—	(15)
MEC	11	—	—	11	—	—	—	—

Net income from operations, excluding impairment charges	$593	$162	$153	$584	$561	$143	$130	$548

Operating income, EBIT and EBITDA, excluding impairment charges
Operating income as reported	$943	$285	$266	$924	$926	$247	$223	$902
Add back (deduct):
Impairment charges
Automotive	36	—	—	36	36	—	—	36
MEC	18	—	—	18	—	—	—	—

Operating income, excluding impairment charges	997	285	266	978	962	247	223	938
Add back (deduct):
Interest expense (income)
Automotive	(17)	(3)	1	(13)	(17)	(3)	1	(13)
MEC	3	2	—	1	—	—	—	—

EBIT, excluding impairment charges	983	284	267	966	945	244	224	925
Add back (deduct):
Depreciation and amortization
Automotive	441	118	99	422	417	112	95	400
MEC	25	7	5	23	—	—	—	—

EBITDA, excluding impairment charges	$1,449	$409	$371	$1,411	$1,362	$356	$319	$1,325

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FORM 27 Securities Act MATERIAL CHANGE REPORT UNDER SECTION 75(3) OF THE ACT
PRESS RELEASE
APPENDIX A